UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

Suite 907 – 1030 West Georgia Street,
Vancouver, BC, Canada V6E 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ]  Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated November 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: November 17, 2025	By:	/s/ Sandeep Singh
Sandeep Singh

	Title:	Chief Executive Officer